United States securities and exchange commission logo





                             May 5, 2021

       Scott Leonard
       Chief Executive Officer and Director
       Sustainable Opportunities Acquisition Corp.
       1601 Bryan Street, Suite 4141
       Dallas, Texas 75201

                                                        Re: Sustainable
Opportunities Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 8, 2021
                                                            File No. 333-255118

       Dear Mr. Leonard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4

       Cover page

   1. We note your disclosure in bolded language that public shareholders may elect to redeem their Public Shares
even if they vote for the Business Combination Proposal. We further note your disclosures
on pages 17 and F-8 that "each Public Shareholder may elect to redeem their Public
Shares irrespective of whether they vote for or against the proposed transaction." Please
clarify your disclosures here and elsewhere to address the redemption rights if a public
shareholder elects to redeem their public shares, without voting, and if they do vote,
irrespective of whether they vote for or against the Business Combination
                                                        Proposal and the other
proposals herein.
   2. We note that you have included as separate proposals, Proposal 3, the Charter Proposal, and Proposal 4, the
Organizational Documents Proposals. The Charter proposal appears to
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SustainableLastNameScott   Leonard Corp.
            Opportunities Acquisition
Comapany
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         be a vote to approve the TMC Notice and Articles, and you direct investors to refer to
         Proposal 4 the Organizational Documents Proposals to see a summary of the key differences between the Memorandum and Articles of Association of SOAC under
         Cayman Islands law and the TMC Notice and Articles under the BCBCA. We note that the approval of the Charter Proposal (with the exception of the change in authorized share capital which requires an ordinary resolution) requires a special resolution under Cayman
         Islands law, whereas the Organizational Documents Proposals require only a a non-
         binding advisory resolution. It appears that under the Cayman Islands Companies Act and
         SOAC's Amended and Restated Memorandum and Articles of Association a company may, by special resolution, alter its memorandum of association with respect to any objects, powers or other matters specified therein. See e.g., Section 10 of the Cayman
         Islands Companies Act and Section 18.3 of the SOAC amended and restated
         memorandum. Please clarify why you have included the Charter Proposal and the
         Organizational Documents Proposal as separate proposals, and tell us whether you will provide stockholders with a separate vote regarding the the material changes to SOAC's
         Memorandum and Articles of Association and subject such proposals to a special resolution under Cayman Islands law. For guidance, see also Question
201.01 of the
         Division   s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
Interpretations.
         Also include in your subsequent amendment the form of proxy card for review and clarify whether any proposal is conditioned upon another proposal.
Questions and Answers, page 8

3. Please include a separate question and answer to address the separate steps to the initial business combination and why you are including a Charter Proposal and a non-binding advisory Organizational Documents Proposal.
4. Please include a separate question and answer to address the conflicts of interest considered by the SOAC Board in its recommendation to enter into an initial business combination with DeepGreen, including a discussion of the Sponsor Earnout Shares. We note your disclosure on page 214 that "SOAC Board also considered that some officers and directors of SOAC might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests
of SOAC   s
         shareholders."
Risk Factors
Risks Relating to the Business Combination and SOAC, page 63

5. We note that you are registering only a portion of the common shares to be issued upon closing of the business combination and related transactions, as well as your summary risk factor disclosure on page 39 that a significant portion of your total outstanding shares are restricted from immediate resale but may be sold into the market in the near future which could cause the market price of your Class A ordinary shares to drop significantly,
         even if TMC   s business is doing well. Please disclose the risks
attendant to this scenario
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Comapany
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         in your risk factors section, and within this revision, please quantify the number of such shares that could be sold into the market in the near future.

Information About DeepGreen
Overview, page 113

6. We note your overview of all your mineral properties. Please state which of your properties you consider to be material and describe to us the basis underlying your materiality determination.
Environmental Market Opportunity, page 117

7. You disclose that DeepGreen believes that it is positioned to become one of the lowest
         ESG footprint metal companies in the industry, offering an expected 70-99% reduction of most lifecycle ESG impacts. Please define what you consider lifecycle ESG impacts and your basis for your belief that DeepGreen will achieve a 70-99% reduction in such impacts. Please also address any limitations to this belief. For example, in terms of per-
         kilogram emissions from DeepGreen's production, it appears this may be relative to land ore averages depending on if your contractor does not use hydropower or another renewable source to process the nodule, as discussed in your White Paper Questions and
         Answers as available on DeepGreen's website.
Summary of Mineral Resources, page 120

8. Please state your point of reference, such as in-situ, for all your resource estimates. See
         Item 1303(b)(3)(v) of Regulation S-K.
Mineral resource estimate, page 139

9. We note you report wet tons quantities and abundance, along with dry weight percentages for your respective metal analyses. Please clarify this mixed disclosure and include your estimated moisture content along with the overall resource recovery factors as a footnote to your resource estimates.
Mineral resource estimate, page 140

10. We note your mineral resource estimate for NORI Area D was determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in the NORI Technical Report Summary. Please disclose the method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries.
Assumed Economic Inputs, page 147

11. We note your price estimate forecasts were provided by CRU International Limited.
         Please disclose the preparation date for this market report, confirm this is the same report
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         utilized in Exhibits 96.1 and 96.2, and provide a copy supplementally of this report.
Production schedule, page 147

12. We note your cash flow analysis includes inferred resources which amount to approximately 2% of your total production. Please note Item 1302(d)(4)(ii)(C) of
         Regulation S-K requires disclosure, with equal prominence, of the results of the economic analysis excluding inferred resources in addition to the results that include inferred resources. In the event there is not a significant difference, make a statement to that effect.
Employment Arrangements, page 163

13. We note the disclosures related to DeepGreen's employment agreements with several of its officers that are currently in effect. We further note the disclosure that you are currently negotiating employment agreements with these officers for the post-close merger entity. Please file as exhibits to the registration statement the employment agreements with DeepGreen's members of management.
DeepGreen's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations and Commitments, page 174

14.      You disclose here that as at December 31, 2020, DeepGreen   s original
commitment of
         $30 million in cash and 10 million common shares still remained to be completed as such obligation is dependent upon successful completion by Allseas of the collector test. In terms of the $30 million owed, please disclose here the timing of such payments disclosed on page 123-124, including that DeepGreen would pay to Allseas $10,000,000 on June 30,
         2021 on confirmation of placing an order for certain equipment and demonstrating certain progress on construction of the collector vehicle. Please disclose if this payment is expected to be due on June 30, 2021.
Governing Law, page 203

15. We note the disclosure that the Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the (i) Cayman Islands Companies Act (as
         Revised) also applies to the Continuance and (ii) laws of the Province of British
         Columbia, Canada also applies to the Continuance, the Preferred Share Conversion, the
         Convertible Debenture Conversion and corporate matters related to the DeepGreen
         Information Circular, the DeepGreen Securityholders meeting and the Plan of
         Arrangement). Please expand the disclosure here to provide additional details to this brief reference and explain the instances when both the Cayman Islands Companies Act (as
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SustainableLastNameScott   Leonard Corp.
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         Revised) and the laws of the Province of British Columbia, Canada would apply to the
         Continuance.
PIPE Financing, page 205

16. We note that concurrently with the execution of the Business Combination Agreement,
         SOAC entered into the Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and
         SOAC has agreed to issue and sell to the PIPE Investors, an aggregate of 33,030,000
         TMC Common Shares, for aggregate gross proceeds of $330,300,000, and that SOAC will grant the PIPE Investors certain registration rights in connection with the PIPE
         Financing. We further note that the PIPE Investors will own approximately 11% of the outstanding TMC common stock after the initial business combination. Please revise to identify the PIPE Investors.
Proposal No. 2 --The Business Combination Proposal
Background to the Business Combination, page 205

17. Please revise your disclosure to discuss how the nature and amount of consideration, and transaction structure and other material terms were determined, including how the parties agreed to and the basis underpinning the pre-transaction equity value ascribed to
         DeepGreen of $2.25 billion.
18. Please discuss the key finding with the respect to the due diligence review of DeepGreen that each of K&E, ERM Consulting & Engineering, Inc. and Riveron Consulting, LLC
         provided SOAC between January 27, 2021 and March 3, 2021.
19. You disclose on page 206 that SOAC submitted non-binding term sheets or proposals to six potential business combination targets (including DeepGreen) that SOAC believed,
         based on, among other things, its and its advisors    preliminary due
diligence and
         evaluation and analysis, were most suitable for a business combination. You further disclose on page 208 that in connection with the execution of the Letter of Intent that contained a binding exclusivity period, SOAC abandoned the other potential business combination opportunities. Revise to provide additional details explaining why SOAC did not pursue a potential business combination with each of the five alternative proposals.
20. We note the disclosure that following a discussion on or about December 18, 2020 with
         Nomura Securities International, Inc. (Nomura), DeepGreen   s
financial advisor, SOAC
         informed Nomura that it wished to begin discussions regarding a potential business combination involving SOAC and DeepGreen. Please clarify who initiated contact related to the initial business combination involving DeepGreen.
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The SOAC Board's Reasons for the Business Combination
Valuation supported by financial analysis and due diligence, page 213

21. You disclose that the SOAC Board determined that the valuation analysis conducted by
         SOAC   s management team, based on the trading levels of comparable companies and the
         materials and financial projections provided by DeepGreen, supported the equity valuation of DeepGreen. Please disclose the financial projections provided by DeepGreen, including qualitative and quantitative disclosure of the material assumptions underlying these financial projections. In this regard, for example, we note the financial projections provided on slide 17 of the investor presentation filed in Exhibit
99.2 to your Form 8-K
         filed March 4, 2021.
Exhibits

22. Please file the Option and Services Agreement with Marawa and Kiribati. See Item
         601(b)(10) of Regulation S-K.
Exhibit 96.1 - Introduction, page 31

23.      Please state the qualified persons responsible for sections 8.4 and
8.5 of your technical
         report.
Exhibit 96.1 - Sample preparation, analysis, and security, page 97

24. Please revise to discuss the opinion of the qualified person in regards to the adequacy of sample preparation, security, and analytical procedures, as required by Item 601 paragraph
         (96)(iii)(b)(8)(iv) of Regulation S-K or, alternatively tell us where this information is located in your technical report summary.
Exhibit 96.1 - Mineral Resource Estimate, page 127

25. We note your mineral resource estimate for NORI Area D was determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in this Technical Report Summary. Please disclose the detailed method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries. See Item 601 paragraph (96)(iii)(b)(11)(iii) of Regulation S-K.
Exhibit 96.1 - Mineral Resource Classification, page 172

26.      Please revise to discuss the qualified person   s opinion on whether
all issues relating to
         relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work as required by Item 601 paragraph
         (96)(iii)(b)(11)(vii) of Regulation S-K.
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Exhibit 96.1 - Market Studies, page 241

27. We note your price estimate forecasts were provided by CRU International Limited.
         Please disclose the preparation date for this market report and explain, with particularity, your reasons for using the selected prices, including the material assumptions underlying those price selections. This explanation must include disclosure of the time frame used to estimate the commodity price and unit costs for cut-off grade estimation, and the reasons justifying the selection of that time frame. See Item 601 paragraph
(96)(iii)(b)(11)(iii) of
         Regulation S-K.
Exhibit 96.2 - Cut-off grade, page 175

28. We note your mineral resource estimate for TOML Areas were determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in the NORI Technical Report Summary. Please disclose the detailed method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries. See Item 601 paragraph (96)(iii)(b)(11)(iii).
Exhibit 96.2 - Mineral Resource Classification, page 176

29. We note your summary disclosure of the TOML Resources. Please separately report the
         TOML resources for Areas A, B, C, D, E, and F.
Exhibit 96.2 - Market Studies, page 196

30. We note your price estimate forecasts were provided by CRU International Limited.
         Please disclose the preparation date for this market report and explain, with particularity, your reasons for using the selected prices, including the material assumptions underlying those price selections. This explanation must include disclosure of the time frame used to estimate the commodity price and unit costs for cut-off grade estimation, and the reasons justifying the selection of that time frame. See Item 601 paragraph
(96)(iii)(b)(11)(iii) of
         Regulation S-K.
General

31. Please provide your analysis to explain the vote threshold required thereunder for shareholder approval for the Business Combination Proposal to approve and adopt the
         Business Combination Agreement. In this regard, please tell us whether Sections 237.7 and 233.6 of the Caymans Islands Companies Act under the Cayman Islands Companies
         Act (a plan of merger or consolidation shall be authorised by each constituent company by way of a special resolution) would be applicable.

32.      Please include the Annexes within the table of contents.
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May 5, 2021
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                           Sincerely,
FirstName LastNameScott Leonard
                                                      Division of Corporation
Finance
Comapany NameSustainable Opportunities Acquisition Corp.
                                                      Office of Energy &
Transportation
May 5, 2021 Page 8
cc:       Julian Seiguer
FirstName LastName